Exhibit (a)(1)(E)

INTEGRATED SILICON SOLUTION, INC.

OFFER TO PURCHASE FOR CASH

UP TO $30 MILLION IN VALUE OF SHARES OF ITS COMMON STOCK

AT A PURCHASE PRICE NOT GREATER THAN $6.30

NOR LESS THAN $5.70 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 14, 2007, UNLESS THE OFFER IS EXTENDED.

August 15, 2007

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Integrated Silicon Solution, Inc., a Delaware corporation (“ISSI”), is offering to purchase for cash up to $30 million in value of shares of its common stock, par value $0.0001 per share, (the “Shares”), at a purchase price of not greater than $6.30 nor less than $5.70 per Share, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in ISSI’s Offer to Purchase dated August 15, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as each may be supplemented or amended from time to time, constitute the “Offer”). All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ISSI will determine a single per Share price, not greater than $6.30 nor less than $5.70 per Share, that it will pay for the Shares properly tendered and not properly withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. ISSI will select the lowest purchase price per Share within the range (the “Purchase Price”) that will allow it to purchase $30 million in value of Shares (or such lesser number as are properly tendered and not properly withdrawn) pursuant to the Offer. ISSI will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the provisions relating to “odd lot” priority, proration and conditional tender described in the Offer to Purchase. The maximum number of Shares that ISSI will purchase pursuant to Offer is 5,263,157.

Only Shares properly tendered and not properly withdrawn will be purchased. If the Offer is oversubscribed, with the exception of “odd lots,” tendered Shares will be purchased on a pro rata basis, subject to conditional tenders and appropriate adjustments to avoid the purchase of fractional Shares. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration or conditional tenders will be returned at ISSI’s expense to the stockholders who tendered such Shares, promptly after the Expiration Date.

ISSI expressly reserves the right, in its sole discretion, to purchase additional Shares as contemplated in the Offer to Purchase and subject to applicable legal requirements. See Section 1 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase dated August 15, 2007;

2. The Letter of Transmittal (Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9) for your use and for the information of your clients, together with the accompanying Substitute Form W-9;

3. The Notice of Guaranteed Delivery to be used to accept the Offer and tender Shares pursuant to the Offer if the Shares and all other required documents cannot be delivered to the Depositary by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

4. A printed form of letter which you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the clients’ instructions with regard to the Offer; and

5. Letter to Stockholders, dated August 15, 2007.

Certain conditions of the Offer are described in Section 7 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, September 14, 2007, unless the Offer is extended.

For Shares to be properly tendered pursuant to the Offer:

(a) the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message in the case of a book-entry transfer, and any other documents required in the Letter of Transmittal, must be received before the Expiration Date by the Depositary; or

(b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

ISSI will not pay any fees or commissions to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer. Stockholders holding Shares in a brokerage account or otherwise through brokers, dealers and other nominee stockholders are urged to consult the brokers, dealers and other nominee stockholders to determine whether transaction costs may apply if stockholders tender Shares through the brokers, dealers and other nominee stockholders and not directly to the Depositary. ISSI will, however, upon request, reimburse brokers, dealers and commercial banks for reasonable and necessary costs and expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of ISSI or the Depositary for purposes of the Offer. ISSI will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the Offer should be addressed to the Information Agent, Mellon Investor Services, Attn: Reorganization Dept., 27th Floor, 480 Washington Blvd., Mail Drop-Reorg, Jersey City, NJ. 07310, Toll Free (800) 777-3674, Collect (201) 680-6654.

Very truly yours,

INTEGRATED SILICON SOLUTION, INC.

/s/ SCOTT D. HOWARTH
Scott D. Howarth
Vice President and Chief Financial Officer

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF ISSI OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

2